EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report Fourth Quarter 2018 Results

BELLEVUE, Wash., Dec. 14, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX: TRL) announced today that it will report results for the fourth quarter ended December 31, 2018 after the markets close Wednesday, March 27, 2019. The Company will hold a conference call to discuss the results the next day, March 28, 2019, at 10:30 a.m. (PT).

Dial-in and online information for the conference call follows below.
No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Call Date:                        Thursday, March 28, 2019
Call Time:                        10:30 a.m. (PT)

US Toll Free:                   1-844-826-3035
Canada Toll Free:            1-855-669-9657
International Toll:             1-412-317-5144

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free:                  1-877-344-7529
Canada Toll Free:           1-855-669-9658
International Toll:            1-412-317-0088
Replay Access Code:     10127166

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900